PROSPECTUS SUPPLEMENT NO. 1	Filed Pursuant to Rule 424(b)(3)
(To Prospectus dated May 5, 2023)	Registration No. 333-271702

14,030,439 Shares of Common Stock

This prospectus relates to the resale or other disposition from time to time by certain selling stockholders, as further described in this prospectus, of up to an aggregate of 14,030,439 shares of the Common Stock (the "Shares") of Rise Gold Corp.  (the "Company", "Rise", "we", "us" or "our").  The Shares registered for sale are as follows:

  7,500,002 Shares held by selling stockholders;
  1,150,000 Shares issuable upon exercise of common stock purchase warrants held by selling stockholders issued September 9, 2019 and exercisable at a price per Share of C$1.00;
  2,231,429 Shares issuable upon exercise of common stock purchase warrants held by selling stockholders issued January 31, 2023 and exercisable at a price per Share of $0.60;
  2,104,008 Shares issuable upon exercise of common stock purchase warrants held by selling stockholders issued February 17, 2023 and exercisable at a price per Share of $0.60; and
  1,045,000 Shares issuable upon exercise of incentive stock options held by selling stockholders granted February 21, 2023 and exercisable at a price per Share of $0.53.

The Shares, warrants and options held by the selling stockholders were issued to such selling stockholders pursuant to private transactions between our company and the selling stockholders.  The selling stockholders may sell or otherwise dispose of the Shares covered by this prospectus or interests therein on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.  Additional information about the selling stockholders, and the times and manner in which they may offer and sell Shares under this prospectus, is provided in the sections entitled "Selling Stockholders" and "Plan of Distribution" of this prospectus.

We will not receive any proceeds from the resale of the Shares by the selling stockholders.

Our Common Stock is listed on the Canadian Securities Exchange (the "CSE") under the symbol "RISE" and quoted on the OTCQX under the symbol "RYES".

All dollar amounts reflected herein refer to U.S. dollars unless otherwise noted.

We are an "emerging growth company" as defined under federal securities laws and, as such, may elect to comply with certain reduced public company requirements for future filings.

Investing in the Shares involves a high degree of risk.  See "Risk Factors" beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the securities offered hereby or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 16, 2023

GLOSSARY OF TERMS

"Common Stock" means the issued and unissued shares of our common stock with a par value of $0.001;

"CSE" means the Canadian Securities Exchange;

"Exchange Act" means the Securities Exchange Act of 1934, as amended;

"February 2023 Stock Options" means incentive stock options granted on February 21, 2023 and exercisable at a price per Share of $0.53 until February 21, 2028;

"February 2023 Warrants" means common stock purchase warrants issued on February 17, 2023, exercisable at a price of $0.60 per share until February 17, 2025;

"I-M Mine Property" means the Idaho-Maryland Mine Property comprising approximately 93 acres (38 hectares) surface land and approximately 2,800 acres (1,133 hectares) mineral rights located near Grass Valley of Nevada County in northern California, USA;

"I-M Mine Project" means Rise's gold project located on the I-M Mine Property;

"January 2023 Warrants" means common stock purchase warrants issued on January 31, 2023, exercisable at a price of $0.60 per share until January 31, 2025;

"Securities Act" means the United States Securities Act of 1933, as amended; and

"September 2019 Warrants" means common stock purchase warrants issued on September 9, 2019, exercisable at a price of C$1.00 per share until September 9, 2024.

CURRENCY

All dollar amounts in this prospectus are expressed in U.S. dollars unless otherwise indicated.  Some of our material agreements use Canadian dollars and our Common Stock is traded on the CSE in Canadian dollars.  As used herein "C$" represents Canadian dollars.

The following table sets forth the Bank of Canada rate of exchange for the Canadian dollar, expressed in United States dollars in effect at the end of the periods indicated, the average of exchange rates in effect during such periods, and the high and low exchange rates during such periods for conversion of Canadian dollars into United States dollars:

	Fiscal Year Ended July 31

Canadian Dollars to U.S. Dollars	2022($)	2021($)	2020($)

Rate at end of period	0.7798	0.8024	0.7460

Average rate for period	0.7881	0.7855	0.7433

High for period	0.8111	0.8306	0.7710

Low for period	0.7612	0.7460	0.6898

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC.  You should rely only on the information contained in this prospectus.  We have not authorized anyone to provide you with information different from that contained in this prospectus.  This prospectus is offering to sell, and is seeking offers to buy, the securities only in jurisdictions where offers and sales are permitted.  The information contained in this prospectus speaks only as of the date of this prospectus (unless the information specifically indicates that another date applies), regardless of the time of delivery of this prospectus or of any sale of the Shares.

We may provide a prospectus supplement containing specific information about the terms of a particular offering by the selling stockholders, or their transferees.  The prospectus supplement may add, update or change information in this prospectus.  If information in a prospectus supplement is inconsistent with the information in this prospectus, you should rely on the information in that prospectus supplement.  You should read both this prospectus and, if applicable, any prospectus supplement hereto.  See "Where You Can Find More Information" for more information.

This prospectus includes and incorporates by reference industry and market data and other information that we have obtained from, or which is based upon, market research, independent industry publications or other publicly available information.  Any such data and other information is subject to change based on various factors, including those described below under the heading "Risk Factors" and elsewhere in this prospectus.

We have not, and the selling stockholders have not, authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus or in any supplement to this prospectus or free writing prospectus, and neither we nor the selling stockholders take any responsibility for any other information that others may give you.  This prospectus is not an offer to sell, nor is it a solicitation of an offer to buy, the securities in any jurisdiction where the offer or sale is not permitted.  You should not assume that the information contained in this prospectus or any prospectus supplement or free writing prospectus is accurate as of any date other than the date on the front cover of those documents, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security.  Our business, financial condition, results of operations and prospects may have changed since those dates.

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. You should read this entire prospectus carefully, including the "Risk Factors" and the financial statements and related notes incorporated by reference herein.  This prospectus includes forward-looking statements that involve risks and uncertainties.  See "Cautionary Note Regarding Forward-Looking Statements." References to "we," "our," "Rise," and the "Company" refer to Rise Gold Corp.

About the Company

We are a mineral exploration stage company incorporated in the state of Nevada, United States.  Our current business operations are focused on exploring the I-M Mine Property located near Grass Valley of Nevada County in northern California. Our head office is located in Vancouver, BC, Canada, while certain members of the management team are now located in the United States.

We acquired our interest in the I-M Mine Project by exercising an option granted pursuant to an option agreement dated August 30, 2016 (as amended November 11, 2016 and December 23, 2016) with the owners of the property.  A more detailed discussion of the I-M Mine Project and of the current status of our business operations is provided under the sections entitled "Business" and "Properties" in our Form 10-K annual report for the year ended July 31, 2022, which is incorporated herein by reference.

Our head office is located at Suite 650 - 669 Howe Street, Vancouver, BC V6C 0B4, Canada, and our telephone number is (604) 260-4577.

The Offering

Shares Offered by the Selling Stockholders	14,030,439 Shares of our Common Stock, including:
  7,500,002 Shares held by selling stockholders;
  1,150,000 Shares issuable upon exercise of common stock purchase warrants held by selling stockholders issued on September 9, 2019 and exercisable at a price per Share of C$1.00;
  2,231,429 Shares issuable upon exercise of common stock purchase warrants held by selling stockholders issued on January 31, 2023 and exercisable at a price per Share of $0.60;
  2,104,008 Shares issuable upon exercise of common stock purchase warrants held by selling stockholders issued on February 17, 2023 and exercisable at a price per Share of $0.60; and
  1,045,000 Shares issuable upon exercise of incentive stock options held by selling stockholders granted February 21, 2023 and exercisable at a price per Share of $0.53.

Offering Price	Determined at the time of sale by the selling stockholders.

Use of Proceeds	We will not receive any proceeds from the sale of the Shares by selling stockholders covered by this prospectus.

Common Stock Outstanding as of May 5, 2023	40,362,800 shares of Common Stock.

Trading Symbols	Our Common Stock is listed on the CSE under the symbol "RISE" and quoted on the OTCQX under the symbol "RYES".

Risk Factors	Investing in our securities involves a high degree of risk. See "Risk Factors".

RISK FACTORS

Investing in the Shares involves a high degree of risk.  You should consider carefully the risks and uncertainties described below, together with all of the other information contained and incorporated by reference in this prospectus, before deciding to invest in the Shares. If any of the following risks materialize, our business, financial condition, results of operations, and future prospects will likely be materially and adversely affected.  In that event, the market price of the Shares could decline and you could lose all or part of your investment.

Risks Related to Our Company

Our business, financial condition and results of operations may be negatively affected by economic and other consequences from Russia's military action against Ukraine and the sanctions imposed in response to that action.

In late February 2022, Russia launched a large scale military attack on Ukraine. The invasion significantly amplified already existing geopolitical tensions among Russia, Ukraine, Europe, NATO and the West, including the United States, In response to the military action by Russia, various countries, including the United States, the United Kingdom and European Union issued broad-ranging economic sanctions against Russia. Such sanctions included, among other things, a prohibition on doing business with certain Russian companies, large financial institutions, officials and oligarchs; a commitment by certain countries and the European Union to remove selected Russian banks from the Society for Worldwide Interbank Financial Telecommunications, or SWIFT, the electronic banking network that connects banks globally; a ban of oil imports from Russia to the United States; and restrictive measures to prevent the Russian Central Bank from undermining the impact of the sanctions. Additional sanctions may be imposed in the future.

The ramifications of the hostilities and sanctions may not be limited to Russia, Ukraine and Russian and Ukrainian companies and may spill over to and negatively impact other regional and global economic markets (including Europe, the United States and Canada), companies in other countries (particularly those that have done business with Russia and Ukraine) and on various sectors, industries and markets for securities and commodities globally, such as oil and natural gas. Accordingly, the actions discussed above and the potential for a wider conflict could increase financial market volatility and cause severe negative effects on regional and global economic markets, industries, and companies. In addition, Russia may take retaliatory actions and other countermeasures, including cyberattacks and espionage against other countries and companies around the world, which may negatively impact such countries and companies.

The extent and duration of the military action or future escalation of such hostilities, the extent and impact of existing and future sanctions, market disruptions and volatility, and the result of any diplomatic negotiations cannot be predicted. While we expect any direct impacts to our business to be limited, the indirect impacts on the economy and on the mining industry and other industries in general could negatively affect our business and may make it more difficult for us to raise equity or debt financing. In addition, the impact of other current macro-economic factors on our business, which may be exacerbated by the war in Ukraine - including inflation, supply chain constraints and geopolitical events - is uncertain.

The novel coronavirus (COVID-19) pandemic may negatively affect our business, financial condition and results of operations.

The COVID-19 pandemic (including the emergence of variant strains of COVID-19), and measures taken in response by governments and health authorities around the world, has created ongoing uncertainty that has resulted in, and may continue to result in, restrictions on movement and on businesses being maintained, re-imposed or imposed on a stricter basis, which could negatively impact our business, results of operations and financial condition.  These restrictions have adversely affected workforces, customers, supply chains, consumer sentiment, economies, and financial markets, and led to an economic downturn across many global economies.

The extent to which COVID-19 ultimately impacts our business, financial condition and results of operations will depend on future developments, which are uncertain.  There continues to be uncertainty surrounding the duration and severity of the COVID-19 pandemic, particularly with respect to the emergence of new variants of the virus, the long-term efficacy and availability of COVID-19 vaccines and rates of vaccination (including COVID-19 vaccine booster shots) and the impact of vaccine mandates as well as risks relating to the pandemic worsening in countries that are already afflicted with COVID-19 or the COVID-19 pandemic continuing to spread to additional countries or returning to countries where the pandemic has been partially contained. These conditions may affect our ability to obtain debt and equity financing to fund ongoing exploration activities, as well as conduct business more efficiently.

We continue to monitor the developments of the outbreak and continually assess the potential impact on our business. The health and safety of our work force remains a priority and we continue to follow government health protocols both in Canada and the United States. The COVID-19 pandemic has resulted in, and may continue to result in, significant market uncertainty, including substantial fluctuations in commodity prices, currency exchange rates, inflation, interest rates, and general levels of investing and consumption. Even after the COVID-19 pandemic becomes endemic, we may experience materially adverse impacts to our business as a result of the pandemic's global economic impact.

Our ability to operate as a going concern.

The ability of the Company to continue as a going concern is dependent on the Company's ability to maintain continued support from its shareholders and creditors and to raise additional capital and implement its business plan.

There is no assurance that the Company will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company. However, management believes that the Company has sufficient working capital to meet its projected minimum financial obligations for the next fiscal year. The accompanying financial statements have been prepared under the assumption that we will continue as a going concern.  We are an exploration stage company and we have incurred losses since our inception.

We will require significant additional capital to fund our business plan.

We will be required to expend significant funds to determine whether proven and probable mineral reserves exist at our properties, to continue exploration and, if warranted, to develop our existing properties, and to identify and acquire additional properties to diversify our property portfolio.  We anticipate that we will be required to make substantial capital expenditures for the continued exploration and, if warranted, development of our I-M Mine Property.  We have spent and will be required to continue to expend significant amounts of capital for drilling, geological, and geochemical analysis, assaying, permitting, and feasibility studies with regard to the results of our exploration at our I-M Mine Property.  We may not benefit from some of these investments if we are unable to identify commercially exploitable mineral reserves.

Our inability to access sufficient capital for our operations for any reason could have a material adverse effect on our financial condition, results of operations, or prospects.  Sales of substantial amounts of securities may have a highly dilutive effect on our ownership or share structure.  Sales of a large number of shares of our Common Stock in the public markets, or the potential for such sales, could decrease the trading price of those shares and could impair our ability to raise capital through future sales of Common Stock.  We have not yet commenced commercial production at any of our properties and, therefore, have not generated positive cash flows to date and have no reasonable prospects of doing so unless successful commercial production can be achieved at our I-M Mine Property.  We expect to continue to incur negative investing and operating cash flows until such time as we enter into successful commercial production.  This will require us to deploy our working capital to fund such negative cash flow and to seek additional sources of financing.  There is no assurance that any such financing sources will be available or sufficient to meet our requirements.  There is no assurance that we will be able to continue to raise equity capital or to secure additional debt financing, or that we will not continue to incur losses.

Damage to our reputation could adversely affect our company's operations and financial condition.

Our relationship with the communities where we operate is critical to ensure the future success of our existing operations and the construction and development of our I-M Mine Property. Reputational damage can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain individuals and groups who oppose resource development can often be vocal critics of the mining industry and its practices, including the use of hazardous substances in processing activities and effects on the environment. The increased use of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for such individuals and groups to communicate and share their opinions and views regarding our company and our activities. Adverse publicity generated by such persons related to extractive industries generally, or our operations or development activities specifically, could have an adverse effect on our reputation. Reputation loss, including reputation loss by other similar mining companies, may result in decreased investor confidence, increased challenges in developing and maintaining community and stakeholder relations and an impediment to our overall ability to advance our I-M Mine Property (including our ability to obtain permits), which could have a material adverse impact on our results of operations, financial condition and prospects. While we are committed to operating in a socially responsible manner, there is no guarantee that our efforts in this respect will mitigate this potential risk. We do not ultimately have direct control over how we are perceived by others and reputational damage could adversely affect our operations and financial condition.

We have a limited operating history on which to base an evaluation of our business and prospects.

Since our inception, we have had no revenue from operations.  We have no history of producing products from any of our properties.  Our I-M Mine Project is a historic, past-producing mine with apart from the exploration work that we have completed since 2016 has had very little recent exploration work since 1956.  Advancing our I-M Mine Property into the development stage will require significant capital and time, and successful commercial production from the I-M Mine Property will be subject to completing feasibility studies, permitting and re-commissioning of the mine, constructing processing plants, and other related works and infrastructure.  As a result, we are subject to all of the risks associated with developing and establishing new mining operations and business enterprises including:

  completion of feasibility studies to verify reserves and commercial viability, including the ability to find sufficient ore reserves to support a commercial mining operation;
  the timing and cost, which can be considerable, of further exploration, preparing feasibility studies, permitting and construction of infrastructure, mining and processing facilities;
  the availability and costs of drill equipment, exploration personnel, skilled labor, and mining and processing equipment, if required;
  the availability and cost of appropriate smelting and/or refining arrangements, if required;
  compliance with stringent environmental and other governmental approval and permit requirements;
  the availability of funds to finance exploration, development, and construction activities, as warranted;
  potential opposition from non-governmental organizations, local groups or local inhabitants that may delay or prevent development activities;
  potential increases in exploration, construction, and operating costs due to changes in the cost of fuel, power, materials, and supplies; and
  potential shortages of mineral processing, construction, and other facilities related supplies.

The costs, timing, and complexities of exploration, development, and construction activities may be increased by the location of our properties and demand by other mineral exploration and mining companies.  It is common in exploration programs to experience unexpected problems and delays during drill programs and, if commenced, development, construction, and mine start-up.  In addition, our management and workforce will need to be expanded, and sufficient support systems for our workforce will have to be established.  This could result in delays in the commencement of mineral production and increased costs of production.  Accordingly, our activities may not result in profitable mining operations and we may not succeed in establishing mining operations or profitably producing metals at any of our current or future properties, including our I-M Mine Property.

We have a history of losses and expect to continue to incur losses in the future.

We have incurred losses since inception, have had negative cash flow from operating activities, and expect to continue to incur losses in the future.  We have incurred the following losses from operations during each of the following periods:

  $3,464,127 for the year ended July 31, 2022; and
  $1,603,878 for the year ended July 31, 2021.

We expect to continue to incur losses unless and until such time as one of our properties enters into commercial production and generates sufficient revenues to fund continuing operations.  We recognize that if we are unable to generate significant revenues from mining operations and/or dispositions of our properties, we will not be able to earn profits or continue operations.  At this early stage of our operation, we also expect to face the risks, uncertainties, expenses, and difficulties frequently encountered by companies at the start-up stage of their business development.  We cannot be sure that we will be successful in addressing these risks and uncertainties and our failure to do so could have a materially adverse effect on our financial condition.

We rely on information systems which may become subject to security threats.

We have entered into agreements with third parties for hardware, software, telecommunications and other information technology ("IT") services in connection with our operations.  Our operations depend, in part, on how well we and our suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, natural disasters, terrorism, fire, power loss, hacking, phishing schemes, computer viruses, vandalism, fraud and theft.  Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive interventions and expenditures to mitigate the risks of failures and other IT system disruptions. Any of these and other events could result in information systems failures, delays and increases in capital expenses and which would negatively impact the Company's ability to operate. The failure of any part of our information systems could, depending on the nature and degree of any such failure, adversely impact our reputation and results of operations.  Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect our systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Volatility in global economic and financial conditions may negatively affect our business, financial condition and results of operations.

Global economic and financial conditions have been subject to continued volatility. Inflation rates in Canada, the United States and other countries around the world have been increasing resulting in governments' decisions to increase interest rates.  Most recently numerous interest rate hikes in Canada, the United States and other countries around the world have occurred, resulting in operational challenges throughout international banking systems. A significant portion of the upward pressure on prices has been attributed to the rising costs of labour and energy, as well as continuing global supply-chain disruptions, with global energy costs increasing significantly following the invasion of Ukraine by Russia.  These inflationary pressures will affect our labour, energy and other input costs and such pressures may or may not be transitory. Governmental responses to inflation, such as increases in interest rates, may have a significant negative impact on the economy generally, which could have a material adverse effect on our operations, business and financial position.  Any continued upward trajectory in the inflation rate for our inputs may have a material adverse effect on our operating and capital expenditures for the advancement of our I-M Mine Project as well as our financial condition and results of operations.

Government debt, the risk of sovereign defaults, political instability and wider economic concerns in many countries have been causing significant uncertainties in the markets. Disruptions in the credit and capital markets can have a negative impact on the availability and terms of credit and capital. Uncertainties in these markets could have a material adverse effect on our liquidity, ability to raise capital and cost of capital. High levels of volatility and market turmoil could also adversely impact commodity prices, demand for metals, including gold, exchange rates and interest rates and have a detrimental effect on our business, financial condition and financial performance, including a possible negative impact on the market price of our Common Stock.

Increasing attention to environmental, social, and governance (ESG) matters may impact our business.

Increasing attention to ESG matters, including those related to climate change and sustainability, and increasing societal, investor and legislative pressure on companies to address ESG matters may result in increased costs, increased investigations and litigation or threats thereof, negative impacts on our stock price and access to capital markets, and damage to our reputation. Increasing attention to climate change, for example, may result in additional governmental investigations and private litigation, or threats thereof, against our company. In addition, some organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters, including climate change and climate-related risks. Such ratings are used by some investors to inform their investment and voting decisions. Unfavorable ESG ratings may lead to negative investor sentiment toward our company and to the diversion of investment to other industries, which could have a negative impact on our stock price and our access to and costs of capital. Additionally, evolving expectations on various ESG matters, including biodiversity, waste, and water, may increase costs, require changes in how we operate and lead to negative stakeholder sentiment.

Risks Related to Mining and Exploration

The I-M Mine Property is in the exploration stage.  There is no assurance that we can establish the existence of any mineral reserve on the I-M Mine Property or any other properties we may acquire in commercially exploitable quantities.  Unless and until we do so, we cannot earn any revenues from these properties and if we do not do so we will lose all of the funds that we expend on exploration.  If we do not discover any mineral reserve in a commercially exploitable quantity, the exploration component of our business could fail.

We have not established that any of our mineral properties contain any mineral reserve according to recognized reserve guidelines, nor can there be any assurance that we will be able to do so.

A mineral reserve is defined in subpart 1300 of Regulation S-K under the Securities Act ("Subpart 1300") as an estimate of tonnage and grade or quality of "indicated mineral resources" and "measured mineral resources" (as those terms are defined in Subpart 1300) that, in the opinion of a "qualified person" (as defined in Subpart 1300), can be the basis of an economically viable project.  In general, the probability of any individual prospect having a "reserve" that meets the requirements of Subpart 1300 is small, and our mineral properties may not contain any "reserves" and any funds that we spend on exploration could be lost.  Even if we do eventually discover a mineral reserve on one or more of our properties, there can be no assurance that they can be developed into producing mines and that we can extract those minerals.  Both mineral exploration and development involve a high degree of risk, and few mineral properties that are explored are ultimately developed into producing mines.

The commercial viability of an established mineral deposit will depend on a number of factors including, by way of example, the size, grade, and other attributes of the mineral deposit, the proximity of the mineral deposit to infrastructure such as processing facilities, roads, rail, power, and a point for shipping, government regulation, and market prices.  Most of these factors will be beyond our control, and any of them could increase costs and make extraction of any identified mineral deposit unprofitable.

The nature of mineral exploration and production activities involves a high degree of risk and the possibility of uninsured losses.

Exploration for and the production of minerals is highly speculative and involves greater risk than many other businesses.  Most exploration programs do not result in the discovery of mineralization, and any mineralization discovered may not be of sufficient quantity or quality to be profitably mined.  Our operations are, and any future development or mining operations we may conduct will be, subject to all of the operating hazards and risks normally incidental to exploring for and development of mineral properties, such as, but not limited to:

  economically insufficient mineralized material;
  fluctuation in production costs that make mining uneconomical;
  labor disputes;
  unanticipated variations in grade and other geologic problems;
  environmental hazards;
  water conditions;
  difficult surface or underground conditions;
  industrial accidents;
  metallurgic and other processing problems;
  mechanical and equipment performance problems;
  failure of dams, stockpiles, wastewater transportation systems, or impoundments;
  unusual or unexpected rock formations; and
  personal injury, fire, flooding, cave-ins and landslides.

Any of these risks can materially and adversely affect, among other things, the development of properties, production quantities and rates, costs and expenditures, potential revenues, and production dates.  If we determine that capitalized costs associated with any of our mineral interests are not likely to be recovered, we would incur a write-down of our investment in these interests.  All of these factors may result in losses in relation to amounts spent that are not recoverable, or that result in additional expenses.

Commodity price volatility could have dramatic effects on the results of operations and our ability to execute our business plan.

The price of commodities varies on a daily basis.  Our future revenues, if any, will likely be derived from the extraction and sale of base and precious metals.  The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond our control including economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global and regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods.  The effect of these factors on the price of base and precious metals, and therefore the economic viability of our business, could negatively affect our ability to secure financing or our results of operations.

Estimates of mineralized material and resources are subject to evaluation uncertainties that could result in project failure.

Our exploration and future mining operations, if any, are and would be faced with risks associated with being able to accurately predict the quantity and quality of mineralized material and resources/reserves within the earth using statistical sampling techniques.  Estimates of any mineralized material or resource/reserve on any of our properties would be made using samples obtained from appropriately placed trenches, test pits, underground workings, and intelligently designed drilling.  There is an inherent variability of assays between check and duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated.  Additionally, there also may be unknown geologic details that have not been identified or correctly appreciated at the current level of accumulated knowledge about our properties.  This could result in uncertainties that cannot be reasonably eliminated from the process of estimating mineralized material and resources/reserves.  If these estimates were to prove to be unreliable, we could implement an exploitation plan that may not lead to commercially viable operations in the future.

Any material changes in mineral resource/reserve estimates and grades of mineralization will affect the economic viability of placing a property into production and a property's return on capital.

As we have not completed feasibility studies on our I-M Mine Property and have not commenced actual production, mineralization resource estimates may require adjustments or downward revisions.  In addition, the grade of ore ultimately mined, if any, may differ from that indicated by future feasibility studies and drill results.  Minerals recovered in small scale tests may not be duplicated in large scale tests under on-site conditions or in production scale. If any of the factors were to materialize, they would significantly and negatively impact the financial viability of our business plans and the return on capital investment in our I-M Mine Property.

Our exploration activities on our properties may not be commercially successful, which could lead us to abandon our plans to develop our properties and our investments in exploration.

Our long-term success depends on our ability to identify mineral deposits on our I-M Mine Property and other properties we may acquire, if any, that we can then develop into commercially viable mining operations.  The risks we face include unusual or unexpected geologic formations, and the inability to obtain suitable or adequate machinery, equipment, or labor to carry out exploration or, if warranted, development activities.  The success of commodity exploration is determined in part by the following factors:

  the identification of potential mineralization based on surficial analysis;
  availability of government-granted exploration permits;
  the quality of our management and our geological and technical expertise; and
  the capital available for exploration and development work.

Substantial expenditures are required to establish mineral resources and mineral reserves through drilling, sampling and analysis, to develop metallurgical processes to extract metal, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Whether a mineral deposit will be commercially viable depends on a number of factors that include, without limitation, the particular attributes of the deposit, such as size, grade, and proximity to infrastructure; commodity prices, which can fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection.  We may invest significant capital and resources in exploration activities and may abandon such investments if we are unable to identify commercially exploitable mineral reserves.  The decision to abandon a project may have an adverse effect on the market value of our securities and the ability to raise future financing.

We are subject to significant governmental regulations that affect our operations and costs of conducting our business and may not be able to obtain all required permits and licenses to place our properties into production.

Our current and future operations, including exploration and, if warranted, development of the I-M Mine Property, do and will require permits from governmental authorities and will be governed by laws and regulations, including:

  laws and regulations governing mineral concession acquisition, prospecting, development, mining, and production;
  laws and regulations related to exports, taxes, and fees;
  labor standards and regulations related to occupational health and mine safety; and
  environmental standards and regulations related to waste disposal, toxic substances, land use reclamation, and environmental protection.

Companies engaged in exploration activities often experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations, and permits.  Failure to comply with applicable laws, regulations, and permits may result in enforcement actions, including the forfeiture of mineral claims or other mineral tenures, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or costly remedial actions.  We cannot predict if all permits that we may require for continued exploration, development, or construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms, if at all.  Costs related to applying for and obtaining permits and licenses may be prohibitive and could delay our planned exploration and development activities.  We may be required to compensate those suffering loss or damage by reason of our mineral exploration or our mining activities, if any, and may have civil or criminal fines or penalties imposed for violations of, or our failure to comply with, such laws, regulations, and permits.

Existing and possible future laws, regulations, and permits governing operations and activities of exploration companies, or more stringent implementation of such laws, regulations and permits, could have a material adverse impact on our business and cause increases in capital expenditures or require abandonment or delays in exploration.  Our I-M Mine Property is located in California and has numerous clearly defined regulations with respect to permitting mines, which could potentially impact the total time to market for the project.

Subsurface mining is allowed in the Nevada County M1 Zoning District, where the I-M Mine Property is located, with approval of a "Use Permit".  Approval of a Use Permit for mining operations requires a public hearing before the County Planning Commission, whose decision may be appealed to the County Board of Supervisors ("County Board").  Use Permit approvals include conditions of approval, which are designed to minimize the impact of conditional uses on neighboring properties.

We submitted the application for a Use Permit to Nevada County (the "County") on November 21, 2019. On April 28, 2020, with a vote of 5-0, the County Board approved the contract for Raney Planning & Management Inc. to prepare an Environmental Impact Report ("EIR") and conduct contract planning services on behalf of the County for the proposed I-M Mine Project. On January 4, 2022, we announced that the County government released the Draft EIR for the I-M Mine Project. The public comment period ended on April 4, 2022. On December 16, 2022, we announced that the County had released the Final EIR for the I-M Mine Project. A general outline of the remaining milestones in the Use Permit approval process is outlined as follows:

  The Nevada County Planning Commission holds a public hearing to consider the Final EIR and makes a recommendation on project approval to the County Board; and

  The County Board holds a public hearing to consider and make a final decision on the I-M Mine Project. A majority vote of the five supervisors is required to approve the I-M Mine Project.

The Use Permit application proposes underground mining to recommence at the I-M Mine Property at an average throughput of 1,000 tons per day. The existing Brunswick Shaft, which extends to ~3400 feet depth below surface, would be used as the primary rock conveyance from the I-M Mine Property. A second service shaft would be constructed by raising from underground to provide for the conveyance of personnel, materials, and equipment. Processing would be done by gravity and flotation to produce gravity and flotation gold concentrates.

We propose to produce barren rock from underground tunneling and sand tailings as part of the project which would be used for creation of approximately 58 acres of level and useable industrial zoned land for future economic development in Nevada County.  A water treatment plant and pond, using conventional processes, would ensure that groundwater pumped from the mine is treated to regulatory standards before being discharged to the local waterways.  There is no assurance our Use Permit application will be accepted as submitted.  If substantial revisions are required, our ability to execute our business plan will be further delayed or could cause the costs for implementing our business plan to become financially prohibitive.

In 1975, the California Legislature enacted the Surface Mining and Reclamation Act ("SMARA"), which required that all surface mining operations in California have approved reclamation plans and financial assurances.  SMARA was adopted to ensure that land used for mining operations in California would be reclaimed post-mining to a useable condition.  Pursuant to SMARA, we would be required to obtain approval of a Reclamation Plan from and provide financial assurances to the County for any surface component of the underground mining operation before mining operations could commence. Approval of a Reclamation Plan will require a public hearing before the County Planning Commission.

To approve a Reclamation Plan and Use Permit, the County would need to satisfy the requirements of California Environmental Quality Act ("CEQA"). CEQA requires that public agency decision makers study the environmental impacts of any discretionary action, disclose the impacts to the public, and minimize unavoidable impacts to the extent feasible.  CEQA is triggered whenever a California governmental agency is asked to approve a "discretionary project". The approval of a Reclamation Plan is a "discretionary project" under CEQA.  Other necessary ancillary permits like the California Department of Fish and Wildlife ("CDFW") Streambed Alteration Agreement (if applicable) also triggers CEQA compliance.

The lead agency for the purposes of CEQA in our situation is the County.  Other public agencies in charge of administering specific legislation will also need to approve aspects of the Project, such as the CDFW (the California Endangered Species Act), the Air Pollution Control District (Authority to Construct and Permit to Operate), and the Regional Water Quality Control Board (National Pollutant Discharge Elimination System (authorized to state governments by the US Environmental Protection Agency) and Report of Waste Discharge).  However, CEQA's Guidelines provide that if more than one agency must act on a project, the agency that acts first is generally considered the lead agency under CEQA. All other agencies are considered "responsible agencies."  Responsible agencies do need to consider the environmental document approved by the lead agency, but they will usually accept the lead agency's document and use it as the basis for issuing their own permits. There is no assurance that other agencies will not require additional assessments in their decision making process.  If such assessments are required, additional time and costs will delay the execution of, and may even require us to re-evaluate the feasibility of, our business plan.

Land reclamation requirements for our properties may be burdensome and expensive.

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance.

Reclamation may include requirements to:

  control dispersion of potentially deleterious effluents;
  treat ground and surface water to drinking water standards; and
  reasonably re-establish pre-disturbance landforms and vegetation.

In order to carry out reclamation obligations imposed on us in connection with our potential development activities, we must allocate financial resources that might otherwise be spent on further exploration and development programs. We plan to set up a provision for our reclamation obligations on our properties, as appropriate, but this provision may not be adequate. If we are required to carry out unanticipated reclamation work, our financial position could be adversely affected.

Our activities are subject to environmental laws and regulations that may increase our costs of doing business and restrict our operations.

All phases of our operations are subject to environmental regulation in the jurisdictions in which we operate.  Environmental legislation is evolving in a manner that may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors, and employees. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. Compliance with environmental laws and regulations, and future changes in these laws and regulations, may require significant capital outlays and may cause material changes or delays in our operations and future activities.  It is possible that future changes in these laws or regulations could have a significant adverse impact on our properties or some portion of our business, causing us to re-evaluate those activities at that time.

Regulations and pending legislation governing issues involving climate change and our obligation to monitor and report on how our operations may impact climate change could result in increased operating costs, which could have a material adverse effect on our business.

A number of governments or governmental bodies have introduced or are contemplating legislative and/or regulatory changes in response to concerns about the potential impact of climate change. Legislation and increased regulation regarding climate change could impose significant costs on us, on our future venture partners, if any, and on our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs necessary to comply with such regulations. Many governments and other stakeholders are seeking enhanced disclosure and are moving to enact climate change legislation and treaties at the international, national, state, provincial and local levels. In the United States, the U.S. Securities and Exchange Commission (the "SEC") has proposed climate-related disclosure rules: "The Enhancement and Standardization of Climate-Related Disclosures for Investors".  In Canada, the Canadian Securities Administrators have proposed their own climate-related disclosure rules in National Instrument 51-107 - Disclosure of Climate-related Matters.  The International Sustainability Standards Board has two proposed international standards for disclosure ("General Requirements for Disclosure of Sustainability Related Information" and "Climate Related Disclosures") which were developed to provide a global baseline of financial reporting disclosure rules for reporting environmental, social and governance (ESG) related issues. Any adopted future climate change regulations and our obligations to report on them could also negatively impact our ability to compete with companies situated in areas not subject to such limitations. Given the emotional and political significance and uncertainty surrounding the impact of climate change and how it should be dealt with, we cannot predict how legislation and regulation will ultimately affect our financial condition, operating performance, and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation. The potential physical impacts of climate change on our operations are highly uncertain, could be particular to the geographic circumstances in areas in which we operate and may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels, and changing temperatures. Extreme weather events, such as forest fires, severe storms. floods, drought or more extreme temperatures, all of which may be more frequent and more extreme due to climate change, may affect our operations.  Our operations could be adversely affected in various ways, including through damage to our facilities or from increased costs for insurance. Such extreme weather events can also lead to community evacuations, temporary labour shortages, and delays in receiving critical supplies.  Water will be a key resource for our operations and inadequate water management and stewardship could have a material adverse effect on our company and our operations. While certain aspects relating to water management are within our ability to control, extreme weather events, resulting in too much or too little water, can negatively impact our water management practices. The effects of climate change may adversely impact the cost, production, and financial performance of our operations.

We face intense competition in the mining industry.

The mining industry is intensely competitive in all of its phases. As a result of this competition, some of which is with large established mining companies with substantial capabilities and with greater financial and technical resources than ours, we may be unable to acquire additional properties, if any, or financing on terms we consider acceptable.  We also compete with other mining companies in the recruitment and retention of qualified managerial and technical employees. If we are unable to successfully compete for qualified employees, our exploration and development programs may be slowed down or suspended. We compete for capital with other companies that produce the same commodities we hope to produce. If we are unable to raise sufficient capital, our exploration and development programs may be jeopardized or we may not be able to acquire, develop, or operate additional mining projects.

A shortage of equipment and supplies could adversely affect our ability to operate our business.

We are dependent on various supplies and equipment to carry out our mining exploration and, if warranted, development operations. Any shortage of such supplies, equipment, and parts could have a material adverse effect on our ability to carry out our operations and could therefore limit, or increase the cost of, production.

Joint ventures and other partnerships, including offtake arrangements, may expose us to risks.

We may enter into joint ventures, partnership arrangements, or offtake agreements, with other parties in relation to the exploration, development, and production of the properties in which we have an interest. Any failure of such other companies to meet their obligations to us or to third parties, or any disputes with respect to the parties' respective rights and obligations, could have a material adverse effect on us, the development and production at our I-M Mine Property, and on future joint ventures, if any, or their properties, and therefore could have a material adverse effect on our results of operations, financial performance, cash flows and the price of our Common Stock.

We may experience difficulty attracting and retaining qualified management to meet the needs of our anticipated growth, and the failure to manage our growth effectively could have a material adverse effect on our business and financial condition.

We are dependent on a relatively small number of key employees, including our Chief Executive Officer and Chief Financial Officer. The loss of any officer could have an adverse effect on us. We have no life insurance on any individual, and we may be unable to hire a suitable replacement for them on favorable terms, should that become necessary.

Our results of operations could be affected by currency fluctuations.

Our properties are currently all located in the United States and while most costs associated with these properties are paid in U.S. dollars, a significant amount of our administrative expenses are payable in Canadian dollars. There can be significant swings in the exchange rate between the U.S. dollar and the Canadian dollar. There are no plans at this time to hedge against any exchange rate fluctuations in currencies.

Title to our properties may be subject to other claims that could affect our property rights and claims.

There are risks that title to our I-M Mine Property may be challenged or impugned by third parties. Our I-M Mine Property is located in California and may be subject to prior unrecorded agreements or transfers and title may be affected by undetected defects.

We may be unable to secure surface access or purchase required surface rights.

Although we obtain the rights to some or all of the minerals in the ground subject to the mineral tenures that we acquire, or have the right to acquire, in some cases we may not acquire any rights to, or ownership of, the surface to the areas covered by such mineral tenures.  In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities; however, the enforcement of such rights through the courts can be costly and time consuming.  It is necessary to negotiate surface access or to purchase the surface rights if long-term access is required. There can be no guarantee that, despite having the right at law to carry on mining activities, we will be able to negotiate satisfactory agreements with any such existing landowners/occupiers for such access or purchase of such surface rights, and therefore we may be unable to carry out planned mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, we may need to rely on the assistance of local officials or the courts in such jurisdiction the outcomes of which cannot be predicted with any certainty. Our inability to secure surface access or purchase required surface rights could materially and adversely affect our timing, cost, or overall ability to develop any mineral deposits we may locate.

Our properties and operations may be subject to litigation or other claims.

From time to time our properties or operations may be subject to disputes that may result in litigation or other legal claims.  We may be required to take countermeasures or defend against these claims, which will divert resources and management time from operations. The costs of these claims or adverse filings may have a material effect on our business and results of operations.

We do not currently insure against all the risks and hazards of mineral exploration, development, and mining operations.

Exploration, development, and mining operations involve various hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual or unexpected rock formations, structural cave-ins or slides, flooding, fires, and periodic interruptions due to inclement or hazardous weather conditions.  These risks could result in damage to or destruction of mineral properties, facilities, or other property, personal injury, environmental damage, delays in operations, increased cost of operations, monetary losses, and possible legal liability.  We may not be able to obtain insurance to cover these risks at economically feasible premiums or at all.  We may elect not to insure where premium costs are disproportionate to our perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Risks Related to the Shares

Our share price may be volatile and as a result you could lose all or part of your investment.

In addition to volatility associated with equity securities in general, the value of your investment could decline due to the impact of any of the following factors upon the market price of the Shares:

  Disappointing results from our exploration efforts;
  Decline in demand for our Common Stock;
  Downward revisions in securities analysts' estimates or changes in general market conditions;
  Technological innovations by competitors or in competing technologies;
  Investor perception of our industry or our prospects; and
  General economic trends.

Our share price on the CSE and the OTCQX has experienced significant price and volume fluctuations. Stock markets in general have experienced extreme price and volume fluctuations, and the market prices of securities have been highly volatile. These fluctuations are often unrelated to operating performance and may adversely affect the market price of the Shares. As a result, you may be unable to sell any Shares you acquire at a desired price.

We have never paid dividends on our Common Stock.

We have not paid dividends on our Common Stock to date, and we do not expect to pay dividends for the foreseeable future. We intend to retain our initial earnings, if any, to finance our operations. Any future dividends on Common Stock will depend upon our earnings, our then-existing financial requirements, and other factors, and will be at the discretion of the Board.

Investors' interests in our company will be diluted and investors may suffer dilution in their net book value per share of Common Stock if we issue additional employee/director/consultant options or if we sell additional Common Stock and/or warrants to finance our operations.

In order to further expand our operations and meet our objectives, any additional growth and/or expanded exploration activity will likely need to be financed through sale of and issuance of additional Common Stock, including, but not limited to, raising funds to explore the I-M Mine Property. Furthermore, to finance any acquisition activity, should that activity be properly approved, and depending on the outcome of our exploration programs, we likely will also need to issue additional Common Stock to finance future acquisitions, growth, and/or additional exploration programs of any or all of our projects or to acquire additional properties. We will also in the future grant to some or all of our directors, officers, and key employees and/or consultants options to purchase Common Stock as non-cash incentives. The issuance of any equity securities could, and the issuance of any additional Common Stock will, cause our existing stockholders to experience dilution of their ownership interests.

If we issue additional Common Stock or decide to enter into joint ventures with other parties in order to raise financing through the sale of equity securities, investors' interests in our company will be diluted and investors may suffer dilution in their net book value per share of Common Stock depending on the price at which such securities are sold.

The issuance of additional shares of Common Stock may negatively impact the trading price of our securities.

We have issued Common Stock in the past and will continue to issue Common Stock to finance our activities in the future. In addition, newly issued or outstanding options, warrants, and broker warrants to purchase Common Stock may be exercised, resulting in the issuance of additional Common Stock. Any such issuance of additional Common Stock would result in dilution to our stockholders, and even the perception that such an issuance may occur could have a negative impact on the trading price of the Common Stock.

We are subject to the continued listing criteria of the CSE and the continued qualification requirements of the OTCQX, and our failure to satisfy these criteria may result in delisting of our Common Stock from the CSE and/or removal of our Common Stock from trading on the OTCQX.

Our Common Stock is currently listed for trading on the CSE, a securities exchange, and quoted on the OTCQX, an inter-dealing trading market. In order to maintain the listing on the CSE or any other securities exchange we may trade on, we must maintain certain financial and share distribution targets, including maintaining a minimum number of public shareholders. In addition to objective standards, these exchanges may delist the securities of any issuer if, in the exchange's opinion, our financial condition and/or operating results appear unsatisfactory; if it appears that the extent of public distribution or the aggregate market value of the security has become so reduced as to make continued listing inadvisable; if we sell or dispose of our principal operating assets or cease to be an operating company; if we fail to comply with the listing requirements; or if any other event occurs or any condition exists which, in their opinion, makes continued listing on the exchange inadvisable.

If the CSE or any other exchange were to delist the Common Stock, investors may face material adverse consequences, including, but not limited to, a lack of trading market for the Common Stock, reduced liquidity, decreased analyst coverage, and/or an inability for us to obtain additional financing to fund our operations.

Quotation of our Common Stock on the OTCQX provides us with a trading platform in the United States.  In order to continue to qualify on the OTCQX, we must continue to meet the criteria set out in the OTCQX Rules which include meeting ongoing disclosure obligations and financial standards.  If we no longer qualified on the OTCQX, we would have to seek qualification on the OTCQB or the Pink Market in order to provide investors with a trading platform in the United States.

We are an "emerging growth company," and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Common Stock less attractive to investors.

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act (the "JOBS Act").  For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Common Stock held by non-affiliates exceeds $700 million as of any July 31 before that time, in which case we would no longer be an emerging growth company as of the following January 31.  We cannot predict if investors will find our Common Stock less attractive because we may rely on these exemptions.  If some investors find our Common Stock less attractive as a result, there may be a less active trading market for our Common Stock and our stock price may be more volatile.  Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information discussed in this prospectus includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical facts, included in this prospectus concerning, among other things, planned capital expenditures, future cash flows and borrowings, pursuit of potential acquisition opportunities, our financial position, business strategy and other plans and objectives for future operations, future exploration activities, future mineral resource estimates, and future joint venture arrangements are forward-looking statements. These forward-looking statements are identified by the use of terms and phrases such as "may," "expect," "estimate," "project," "plan," "believe," "intend," "achievable," "anticipate," "will," "continue," "potential," "should," "could," "would", "might" and similar terms and phrases.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties, and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation, risks related to:

  our requirement for significant additional capital;
  our limited operating history;
  our history of losses;
  our properties that are in the exploration stage;
  mineral exploration and production activities;
  the lack of mineral production from our properties;
  our exploration activities being unsuccessful;
  our ability to obtain permits and licenses for production;
  government and environmental regulations that may increase our costs of doing business or restrict our operations;
  proposed legislation that may significantly affect the mining industry;
  land reclamation requirements;
  competition in the mining industry;
  equipment and supply shortages;
  current and future joint ventures and partnerships;
  our ability to attract qualified management;
  currency fluctuations;
  claims on the title to our properties;
  surface access on our properties;
  potential future litigation;
  our lack of insurance covering all our operations;
  our Common Stock, including price volatility, lack of dividend payments and dilution;
  the impact of the COVID-19 pandemic, including impacts on employees, our operations including our ability to raise equity or debt capital, regulations resulting in potential business interruptions and travel restrictions, and the global economy;
  the impacts of the Russian war in Ukraine and related sanctions on the global economy and on the mining industry;
  the impact of climate change; and
  the impact of complying with new disclosure rules for reporting on environmental, social and governance related issues.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further under "Risk Factors" in this prospectus. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated, or expected. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.  We disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events, except as required by law.

USE OF PROCEEDS

This prospectus relates to the sale or other disposition of Shares of our Common Stock by the selling stockholders listed in the "Selling Stockholders" section below, and their transferees. We will not receive any proceeds from any sale of the Shares by the selling stockholders.

SELLING STOCKHOLDERS

This prospectus covers the offering of up to 14,030,439 Shares by selling stockholders. This includes Shares acquirable upon exercise of our outstanding warrants and our outstanding incentive stock options.

Selling stockholders are persons or entities that, directly or indirectly, have acquired shares, or will acquire shares from us from time to time upon exercise of certain warrants and incentive stock options. This prospectus and any prospectus supplement will only permit the selling stockholders to sell the Shares identified in the column "Number of Shares Offered Hereby."

The selling stockholders may from time to time offer and sell the Shares pursuant to this prospectus and any applicable prospectus supplement. The selling stockholders may offer all or some portion of the Shares they hold or acquire, but only Shares that are currently outstanding or are acquired upon the exercise of certain warrants and incentive stock options that are currently outstanding, and in either case included in the "Number of Shares Offered Hereby" column, may be sold pursuant to this prospectus or any applicable prospectus supplement.

The Shares issued to the selling stockholders are "restricted" securities under applicable federal and state securities laws and are being registered to give the selling stockholders the opportunity to sell their Shares. The registration of such Shares does not necessarily mean, however, that any of these Shares will be offered or sold by the selling stockholders. The selling stockholders may from time to time offer and sell all or a portion of their Shares on the CSE, in the over-the-counter market, in negotiated transactions, or otherwise, at market prices prevailing at the time of sale or at negotiated prices.

The registered Shares may be sold directly or through brokers or dealers, or in a distribution by one or more underwriters on a firm commitment or best efforts basis. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in an accompanying prospectus supplement. See "Plan of Distribution."

Each of the selling stockholders reserves the sole right to accept or reject, in whole or in part, any proposed purchase of the registered Shares to be made directly or through agents.  To the extent that any of the selling stockholders are affiliates of our company or are brokers or dealers, they may be deemed to be "underwriters" within the meaning of the Securities Act and any commissions received by them and any profit on the resale of the registered shares may be deemed to be underwriting commissions or discounts under the Securities Act. As of the date of this prospectus, and based on the representations we have received from the selling stockholders, two of the selling stockholders are brokers or dealers or are affiliated with a broker or dealer. Selling stockholders that are affiliates of or have material relationships with our company are identified below.

The following table sets forth the name of persons who are offering the resale of Shares by this prospectus, the number of shares of Common Stock beneficially owned by each person, the number of Shares that may be sold in this offering and the number of shares of Common Stock each person will own after the offering, assuming they sell all of the Shares offered.  The information appearing in the table below is based on information provided by or on behalf of the named selling stockholders.  We will not receive any proceeds from the resale of the Shares by the selling stockholders.

Name	Number of Shares of Common Stock Beneficially Owned Prior to this Offering(1)	Number of Shares Offered Hereby(1)	Shares of Common Stock Owned After the Offering
			Number	Percent (1)

9415-8391 Quebec Inc.(2)	95,455	95,455(3)	-	-

Name	Number of Shares of Common Stock Beneficially Owned Prior to this Offering(1)	Number of Shares Offered Hereby(1)	Shares of Common Stock Owned After the Offering

			Number	Percent (1)
9458-2855 Quebec Inc.(4)	4,053,000	693,000(5)	3,360,000	7.99%

ABC Capital Holdings Ltd ApS(6)	775,000	750,000(7)	25,000	*

Anthony Low-Beer	225,000	150,000(8)	75,000	*

Baccarat Trade Investments, Ltd.(9)	281,250	281,250(10)	-	-

Benjamin Mossman(11)	2,546,544	525,000(12)	2,021,544	4.80%

Canaccord Genuity Corp.(13)	1,800	1,800(14)	-	-

Canaccord Genuity Corp. ITF Mrs Mingyou Chen and/or Mr Qingjing Lin JTWROS(15)	150,000	150,000(16)	-	-

Canaccord Genuity Corp. ITF Peter Zachary(17)	45,000	45,000(18)	-	-

Capital Markets Advisory CA(19)	95,000	20,000(20)	75,000	*

Charles Haggar	76,387	76,387(21)	-	-

Christian Watjen	1,004,250	1,004,250(22)	-	-

Daniel Oliver Jr.	489,000	489,000(23)	-	-

David P. McCabe	375,000	375,000(24)	-	-

Eileen Au	126,921	75,000(25)	51,921	*

EMA GARP FUND, L.P.(26)	3,367,156	187,500(27)	3,179,656	7.68%

Emma Espinosa	80,000	50,000(28)	30,000	*

Fidelity Clearing Canada ULC ITF a/c EPG-TZ66-A(29)	3,763,183	562,500(30)	3,200,683	7.76%

George W. Noyes TTEE GSL 2015 Trust(31)	1,053,228	159,000(32)	894,228	2.20%

Gestion Della Santina Ltee.(33)	208,333	208,333(34)	-	-

Gundyco ITF GR7 Holdings Inc.(35)	233,125	133,125(36)	100,000	*

Gwen Proust 2018 Alter Ego Trust(37)	2,328,501	687,586(38)	1,640,915	4.00%

Harp Phagura	22,500	22,500(39)	-	-

Haywood Securities Inc.(40)	8,640	8,640(41)	-	-

J. Proust & Associates Inc.(42)	166,873	166,873(43)	-	-

Jay V. Logan	121,250	60,000(44)	61,250	*

Jeffrey M Tibbs	92,500	37,500(45)	55,000	*

John Fraser Hindson	43,504	37,500(46)	6,004	*

Name	Number of Shares of Common Stock Beneficially Owned Prior to this Offering(1)	Number of Shares Offered Hereby(1)	Shares of Common Stock Owned After the Offering
			Number	Percent (1)

John Lee	21,000	21,000(47)	-	-

John Proust(48)	430,000	105,000(49)	325,000	*

Julie P. Lahmani Bejet	437,500	187,500(50)	250,000	*

Karen Susan Mate	214,337	54,544(51)	159,793	*

Kim Obermair	175,000	112,500(52)	62,500	*

Kings Road Capital Global Macro Fund Ltd(53)	150,000	150,000(54)	-	-

Lawrence W. Lepard(55)	1,569,375	142,500(56)	1,426,875	3.49%

Margus Ehatamm	56,250	56,250(57)	-	-

Matthew N. Klink	22,500	22,500(58)	-	-

Mel Di Nunno	22,500	22,500(59)	-	-

Mr. Scott F Gibson	150,000	150,000(60)	-	-

Murray Flanigan(61)	245,000	105,000(62)	140,000	*

National Bank Financial Inc. ITF Blair Schultz(63)	690,000	690,000(64)	-	-

Patricia Mossman	62,000	27,000(65)	35,000	*

Patrick R. McKim	195,000	30,000(66)	165,000	*

Perry Wong	170,000	45,000(67)	125,000	*

Portland Management Inc.(68)	155,819	128,863(69)	26,956	*

Rebecca Garrard	30,000	30,000(70)	-	-

Research Capital Corporation ITF Jeff Crane(71)	350,000	225,000(72)	125,000	*

Rosa Rizza	208,333	208,333(73)	-	-

Russell Horton	30,000	30,000(74)	-	-

Saif Ahmad Siddiqui	35,000	15,000(75)	20,000	*

Scharfe Holdings Inc.(76)	773,000	273,000(77)	500,000	1.24%

ScotiaCapital ITF Marco Ottoni(78)	225,000	225,000(79)	-	-

SEA VIEW Investments LLC(80)	1,497,750	281,250(81)	1,216,500	2.98%

Sentrum Capital Inc.(82)	750,000	750,000(83)	-	-

Simon Irish	172,050	93,750(84)	78,300	*

Southern Arc Minerals Inc.(85)	1,515,162	1,500,000(86)	15,162	*

Theodore Harris	37,500	37,500(87)	-	-

Thomas I. Vehrs (88)	302,500	142,500(89)	160,000	*

Name	Number of Shares of Common Stock Beneficially Owned Prior to this Offering(1)	Number of Shares ffered Hereby(1)	Shares of Common Stock Owned After the Offering
			Number	Percent (1)

Valentin Schmid	231,750	231,750 (90)	-	-

VBS Exchange Pty Ltd (91)	4,750,000	750,000(92)	4,000,000	9.56%

Vince Boon(93)	125,000	75,000(94)	50,000	*

Xiao Ming Zhao	60,000	60,000(95)	-	-

Total	38,187,726	14,030,439	24,157,287

*  Less than 1%

(1) This table is based upon information supplied by the selling stockholders, which information may not be accurate as of the date hereof. We have determined beneficial ownership in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a selling stockholder, shares that may be acquired by the stockholder upon exercise of any convertible securities (e.g., warrants and options) that are eligible (or within the next 60 days will become eligible) to be exercised (e.g., options that are vested or will vest any time within the next 60 days) are included with respect to that stockholder. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the selling stockholders named in the table above have sole voting and investment power with respect to all shares of Common Stock that they beneficially own, subject to applicable community property laws. Applicable percentages are based on 40,362,800 shares of Common Stock outstanding on May 5, 2023, adjusted as required by rules promulgated by the SEC.

(2) Lucie Duchemin, Secretary of 9415-8391 Quebec Inc., controls these securities.

(3) Includes 31,818 shares issuable upon exercise of January 2023 Warrants.

(4) Michael Gentile, President of 9458-2855 Quebec Inc., is the beneficial owner of and controls these securities.

(5) Includes 231,000 shares issuable upon exercise of February 2023 warrants.

(6) Neil Smith, director of ABC Capital Holdings Ltd ApS, controls these securities.

(7) Includes 250,000 shares issuable upon exercise of February 2023 Warrants.

(8) Includes 50,000 shares issuable upon exercise of January 2023 Warrants.

(9) David A, Foley, LPOA of Baccarat Trade Investments Ltd., controls these securities.

(10) Includes 93,750 shares issuable upon exercise of February 2023 Warrants.

(11) Benjamin Mossman is a director and officer of the company.

(12) Includes 50,000 shares issuable upon exercise of January 2023 Warrants and includes 375,000 shares issuable upon exercise of February 2023 Stock Options.

(13) Canaccord Genuity Corp. is a finder.

(14) Includes 1,800 shares issuable upon exercise of February 2023 warrants.

(15) Mrs. Mingyou Chen and/or Mr. Qingjing Lin, the beneficial owners, control these securities.

(16) Includes 50,000 shares upon exercise of February 2023 warrants.

(17) Peter Zachary, the beneficial owner, controls these securities.

(18) Includes 15,000 shares upon exercise of February 2023 warrants.

(19) Karen Susan Mate, partner and owner of Capital Markets Advisory CA, the company's IR Consultant controls these securities.

(20) Includes 20,000 shares upon exercise of February 2023 Stock Options.

(21) Includes 25,462 shares upon exercise of January 2023 Warrants.

(22) Includes 630,500 shares issuable upon exercise of September 2019 Warrants and 373,750 shares issuable upon exercise of February 2023 Warrants.

(23) Includes 374,000 shares issuable upon exercise of September 2019 Warrants and 115,000 shares issuable upon exercise of February 2023 Warrants

(24) Includes 125,000 shares issuable upon exercise of February 2023 Warrants.

(25) Includes 75,000 shares issuable upon exercise of February 2023 Stock Options.

(26) Lawrence Ward Lepard, the Managing General Partner of Equity Management Associates ("EMA") along with David A. Foley, Managing Partner of EMA, controls these securities.

(27) Includes 62,500 shares issuable upon exercise of February 2023 Warrants.

(28) Includes 50,000 shares issuable upon exercise of February 2023 Stock Options.

(29) Daniel Oliver Jr., the Managing Member of the beneficial owner, Myrmikan Gold Fund LLC, controls these securities.

(30) Includes 187,500 shares issuable upon exercise of January 2023 Warrants.

(31) George W. Noyes, the beneficial owner, controls these securities.

(32) Includes 53,000 shares issuable upon exercise of January 2023 Warrants.

(33) Cesare Della Santina, President of Gestion Della Santina Ltee., controls these securities.

(34) Includes 69,444 shares issuable upon exercise of January 2023 Warrants.

(35) Murray Flanigan, a director of the company and President of GR7 Holdings Inc. the beneficial owner, controls these securities.

(36) Includes 44,375 shares issuable upon exercise of January 2023 Warrants.

(37) John Proust, a director of the company and the sole trustee of the Gwen Proust 2018 Alter Ego Trust, controls these securities.

(38) Includes 32,727 shares issuable upon exercise of January 2023 Warrants and 196,468 shares issuable upon exercise of February 2023 Warrants.

(39) Includes 7,500 shares issuable upon exercise of January 2023 Warrants.

(40) Haywood Securities Inc. is a finder.

(41) Includes 6,900 shares issuable upon exercise of January 2023 warrants and 1,740 shares issuable upon exercise of February 2023 Warrants.

(42) John Proust, a director of the company and the President of J. Proust & Associates Inc., controls these securities.

(43) Includes 55,624 shares issuable upon exercise of January 2023 Warrants.

(44) Includes 20,000 shares issuable upon exercise of January 2023 Warrants.

(45) Includes 12,500 shares issuable upon exercise of January 2023 Warrants.

(46) Includes 12,500 shares issuable upon exercise of January 2023 Warrants.

(47) Includes 7,000 shares issuable upon exercise of February 2023 Warrants.

(48) John Proust, a director of the company, controls these securities.

(49) Includes 105,000 shares upon exercise of February 2023 Stock Options.

(50) Includes 62,500 shares upon exercise of January 2023 Warrants.

(51) Includes 18,181 shares upon exercise of January 2023 Warrants.

(52) Includes 37,500 shares upon exercise of January 2023 Warrants.

(53) Loni Saul, director of Kings Road Capital Global Macro Fund Ltd, controls these securities.

(54) Includes 50,000 shares upon exercise of January 2023 Warrants.

(55) Lawrence W. Lepard, a director of the company, controls these securities.

(56) Includes 12,500 shares issuable upon exercise of February 2023 Warrants and includes 105,000 shares issuable upon exercise of February 2023 Stock Options.

(57) Includes 18,750 shares issuable upon exercise of January 2023 Warrants.

(58) Includes 7,500 shares issuable upon exercise of February 2023 Warrants.

(59) Includes 7,500 shares issuable upon exercise of February 2023 Warrants.

(60) Includes 50,000 shares issuable upon exercise of January 2023 Warrants.

(61) Murray Flanigan, a director of the company, controls these securities.

(62) Includes 105,000 shares upon exercise of February 2023 Stock Options.

(63) Blair Schultz, the beneficial owner, controls these securities.

(64) Includes 230,000 shares issuable upon exercise of January 2023 Warrants.

(65) Includes 9,000 shares issuable upon exercise of January 2023 Warrants. Patricia Mossman is related to Benjamin Mossman.

(66) Includes 10,000 shares issuable upon exercise of February 2023 Warrants.

(67) Includes 15,000 shares issuable upon exercise of January 2023 Warrants.

(68) John Proust, a director of the company and the President of Portland Management Inc., controls these securities.

(69) Includes 42,954 shares issuable upon exercise of January 2023 Warrants.

(70) Includes 10,000 shares issuable upon exercise of February 2023 Warrants.

(71) Jeff Crane, the beneficial owner, controls these securities.

(72) Includes 75,000 shares issuable upon exercise of January 2023 Warrants.

(73) Includes 69,444 shares issuable upon exercise of January 2023 Warrants.

(74) Includes 30,000 shares issuable upon exercise of February 2023 Stock Options.

(75) Includes 5,000 shares issuable upon exercise of January 2023 Warrants.

(76) Bradley Scharfe, President of Scharfe Holdings Inc., controls these securities.

(77) Includes 41,000 shares issuable upon exercise of February 2023 Warrants, 100,000 shares registered in the name of Leede Jones Gable Inc., and 50,000 shares issuable upon exercise of February 2023 Warrants registered in the name of Leede Jones Gable Inc.

(78) Marco Ottoni, the beneficial owner, controls these securities.

(79) Includes 75,000 shares issuable upon exercise of January 2023 Warrants.

(80) David A, Foley, LPOA of Sea View Investments LLC, controls these securities.

(81) Includes 93,750 shares issuable upon exercise of February 2023 Warrants.

(82) John Anderson, President of Sentrum Capital Inc., controls these securities.

(83) Includes 250,000 shares issuable upon exercise of February 2023 Warrants.

(84) Includes 31,250 shares issuable upon exercise of January 2023 Warrants.

(85) John Proust, a director of the company and the Chairman/CEO of Southern Arc Minerals Inc., controls these securities.

(86) Includes 500,000 shares issuable upon exercise of January 2023 Warrants.

(87) Includes 12,500 shares issuable upon exercise of February 2023 Warrants.

(88) Thomas I. Vehrs a director of the company, controls these shares.

(89) Includes 12,500 shares issuable upon exercise of January 2023 Warrants and 105,000 shares issuable upon exercise of February 2023 Stock Options.

(90) Includes 145,500 shares issuable upon exercise of September 2019 Warrants and 86,250 shares issuable upon exercise of February 2023 Warrants.

(91) Peter Maxwell Edwards, the Managing Director of the trust, VBS Exchange Pty Ltd, controls these securities.

(92) Includes 250,000 shares issuable upon exercise of January 2023 Warrants.

(93) Vince Boon, an officer of the company, controls these securities.

(94) Includes 75,000 shares issuable upon exercise of February 2023 Stock Options.

(95) Includes 20,000 shares issuable upon exercise of January 2023 Warrants.

None of the Selling Shareholders has, or within the past three years has had, any position, office or material or family relationship with our company or any of our predecessors or affiliates, except as follows:

  Benjamin Mossman is a director and officer of our company.
  Canaccord Genuity Corp. is a Canadian broker that acted as a finder in connection with our February 17, 2023 private offering.
  Eileen Au is an officer of our company.
  Haywood Securities Inc. is a Canadian broker that acted as a finder in connection with our January 31, 2023 and February 17, 2023 private offerings.
  Lawrence Lepard is a director of our company.  Mr. Lepard holds securities of our company in his personal capacity and controls securities held by (a) certain of his family members, (b) EMA GARP FUND, L.P. in his capacity as the Managing General Partner of EMA, (c) SEA VIEW Investments LLC. in his capacity as the Managing General Partner of EMA, and (d) Baccarat Trade Investments, Ltd. in his capacity as the Managing General Partner of EMA.
  John Proust is a director of our company. Mr. Proust holds securities of our company in his personal capacity and controls securities held by Gwen Proust 2018 Alter Ego Trust, J. Proust & Associates Inc., Portland Management Inc., and Southern Arc Minerals Inc.
  Murray Flanigan is a director of our company. Mr. Flanigan holds securities of our company in his personal capacity and controls securities held by GR7 Holdings Inc.
  Thomas Vehrs is a director of our company.
  Vince Boon is an officer of our company.
  Capital Markets Advisory CA is the IR consultant for our company which is owned by Karen Susan Mate who hold securities in her personal capacity and controls securities held by Capital Markets Advisory CA.

PLAN OF DISTRIBUTION

We are registering the Shares to permit the resale of those Shares under the Securities Act from time to time after the date of this prospectus at the discretion of the holders of such Shares. We will not receive any of the proceeds from the sale by the selling stockholders of the Shares. We will bear all fees and expenses incident to our obligation to register the Shares.

Each selling stockholder and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their Shares on the CSE, the OTCQX, or any other stock exchange, market, quotation service or trading facility on which the shares are traded or in private transactions, provided that all applicable Canadian laws and other applicable local laws are satisfied. The selling stockholders may also sell their Shares directly or through one or more underwriters, broker-dealers, or agents. If the Shares are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent's commissions. The Shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares:

  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
  an exchange distribution in accordance with the rules of the applicable exchange;
  privately negotiated transactions;
  settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;
  broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
  a combination of any such methods of sale; and
  any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares pursuant to Rule 144 under the Securities Act, if available, rather than under this prospectus.

Any Shares offered by a selling stockholder by this prospectus that were acquired upon the exercise of January 2023 Warrants remain subject to Canadian resale restrictions which provide that unless permitted under Canadian securities legislation, a selling stockholder must not trade those Shares before June 1, 2023.  Any Shares offered by a selling stockholder by this prospectus that were acquired upon the exercise of February 2023 Warrants remain subject to Canadian resale restrictions which provide that unless permitted under Canadian securities legislation, a selling stockholder must not trade those Shares before June 17, 2023. Any shares offered by a selling stockholder by this prospectus that are acquired upon the exercise of February 2023 Stock Options will remain subject to a hold period expiring June 22, 2023 in accordance with CSE policies.

If the selling stockholders effect such transactions by selling Shares to or through underwriters, broker-dealers, or agents, such underwriters, broker-dealers, or agents may receive commissions in the form of discounts, concessions, or commissions from the selling stockholders or commissions from purchasers of the Shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions, or commissions as to particular underwriters, broker-dealers, or agents may be in excess of those customary in the types of transactions involved).  Broker-dealers engaged by any selling stockholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with sales of Shares or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Shares in the course of hedging in positions they assume. The selling stockholders may also sell shares of Common Stock short and deliver Shares covered by this prospectus to close out their short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge Shares to broker-dealers that in turn may sell such Shares. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of Shares offered by this prospectus, which Shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales. In such event, any commissions received by, or any discounts or concessions allowed to, any such broker-dealer or agent and any profit on the resale of any Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  At the time a particular offering of the Shares is made, a prospectus supplement, if required, will be distributed that will set forth the aggregate amount of Shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions, and other terms constituting compensation from the selling stockholders and any discounts, commissions, or concessions allowed or re-allowed or paid to broker-dealers.

Each selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Shares.

Because the selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act, including Rule 172 thereunder. Once this registration statement becomes effective, we intend to file the final prospectus with the SEC in accordance with SEC Rules 172 and 424.  Provided we are not the subject of any SEC stop orders and we are not subject to any cease and desist proceedings, the obligation to deliver a final prospectus to a purchaser will be deemed to have been met.

There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

Under the securities laws of some states, the Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the Shares may not be sold unless such shares have been registered or qualified for sale in such state, or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the Shares registered pursuant to the registration statement of which this prospectus forms a part.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Shares may not simultaneously engage in market making activities with respect to the Common Stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our Common Stock by the selling stockholders or any other person. All of the foregoing provisions may affect the marketability of the Shares and the ability of any person or entity to engage in market-making activities with respect to the Shares.

We will pay all expenses of the registration of the Shares, estimated to be approximately $23,883.55 in total, including, without limitation, SEC filing fees, expenses of compliance with state securities or "blue sky" laws, and legal and accounting fees; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any.  We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with applicable registration rights agreements, if any, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the Shares may be resold by the selling stockholders without registration and without the requirement to be in compliance with Rule 144(c)(1) and otherwise without restriction or limitation pursuant to Rule 144 or (ii) all of the Shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect.

Once sold under the registration statement of which this prospectus forms a part, the Shares will be freely tradable in the hands of persons other than our affiliates.

DESCRIPTION OF CAPITAL STOCK

Common Stock

Our authorized capital consists of 400,000,000 shares of Common Stock with a par value of $0.001 per share. As of May 5, 2023, there were 40,362,800 shares of our Common Stock issued and outstanding.

Holders of our Common Stock have no preemptive rights to purchase additional shares of Common Stock or other subscription rights. The Common Stock carries no conversion rights and is not subject to redemption or to any sinking fund provisions. All of our issued Common Stock is entitled to share equally in dividends from sources legally available, when, as and if declared by our Board of Directors, and upon our liquidation or dissolution, whether voluntary or involuntary, to share equally in our assets available for distribution to security holders.

Our Board of Directors is authorized to issue additional shares of Common Stock not to exceed the amount authorized by our Articles of Incorporation, on such terms and conditions and for such consideration as the Board may deem appropriate without further security holder action.

Voting Rights

Each holder of our Common Stock is entitled to one vote per share on all matters on which such stockholders are entitled to vote.  Since the Common Stock does not have cumulative voting rights, the holders of more than 50% of the shares voting for the election of directors can elect all the directors if they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any person to the Board of Directors.

Dividend Policy

Holders of our Common Stock are entitled to dividends if declared by the Board of Directors out of funds legally available for the payment of dividends. Since our inception as a company on February 9, 2007, we have not declared any dividends, nor do we intend to issue any cash dividends in the future. Our foreseeable plans include retaining earnings, if any, to finance the development and expansion of our business.

RECENT UPDATES

Benjamin W. Mossman was a director and officer of Banks Island Gold Ltd. ("Banks"), a company formerly listed on the TSX Venture Exchange that traded under the symbol "BOZ", during the time it assigned itself into bankruptcy on January 7, 2016. Banks appointed D. Manning & Associates as trustee in the bankruptcy proceedings. Subsequent to the bankruptcy, FTI Consulting of Vancouver, BC, was appointed as receiver by a major secured creditor. The trustee subsequently applied to be discharged from its role as trustee, which was granted on April 4, 2018. To the best of Mr. Mossman's knowledge, the secured creditor has taken possession of the property as of this date. To date, Banks remains undischarged from the bankruptcy proceedings.

Mr. Mossman, Banks, and two other former employees of Banks, were subject to summary conviction proceedings commenced in August 2016 for alleged violations of the British Columbia provincial Environmental Management Act (the "EMA"), the Provincial Water Act, and the federal Fisheries Act. The charges are related to the active mining operations conducted by Banks at and on Banks Island, BC during the period from 2014 to 2016. The court found Mr. Mossman not guilty and acquitted him of all, but two, charges under the EMA and Fisheries Act. For those two minor offences, the court imposed a $15,000 global fine against Mr. Mossman. All charges were dropped against one former employee and against Banks, and the court dismissed all charges against the other former employee.

Subsequent to the decision, the Crown filed an appeal regarding certain of the original determinations as they relate to Mr. Mossman. The summary conviction appeal was heard by the BC Supreme Court in May 2019. Mr. Mossman and the remaining employee cross-appealed the two convictions held against them. In February 2020, the court issued its decision and ordered a new trial in the matter for Mr. Mossman and the former employee. The two convictions and Mr. Mossman's $15,000 fine relating to the incident were also set aside by the court. Counsel for Mr. Mossman sought leave to appeal the BC Supreme Court decision to the BC Court of Appeal, which was dismissed as part of the order for a new trial. The Supreme Court of Canada recently dismissed Mr. Mossman's application to appeal the order for a new trial. The new trial commenced in 2022 and is currently forecasted to be completed sometime in 2023.

In a second trial, the Crown charged Mr. Mossman with obstruction of justice related to the investigation of the underlying charges laid under the EMA and the other provincial and federal environmental regulations. The court acquitted him of that charge on March 6, 2019. No appeal of the acquittal was filed by the Crown.

LEGAL MATTERS

The validity of the issuance of the Shares offered hereby has been passed upon for us by Securities Law USA, PLLC, Washington, DC.

INTERESTS OF EXPERTS

The financial statements as of July 31, 2022 and 2021 and for the years ended July 31, 2022 and 2021 incorporated by reference in this prospectus and in the registration statement have been so incorporated in reliance on the report of Davidson & Company LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

None of the above experts has received, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in our company or any of our subsidiaries nor were they connected with our company or any of our subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the Shares of Common Stock to be sold in this offering. This prospectus and any prospectus supplement which form a part of the registration statement do not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the securities covered by this prospectus, please see the registration statement and the exhibits filed with the registration statement. Any statements made in this prospectus or any prospectus supplement concerning legal documents are not necessarily complete and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read, without charge, and copy, at prescribed rates, all or any portion of the registration statement or any reports, statements or other information in the files at the public reference room at the SEC's principal office at 100 F Street NE, Washington, D.C., 20549. You may request copies of these documents, for a copying fee, by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room.  Our filings, including the registration statement, are also available to you on the Internet website maintained by the SEC at http://www.sec.gov.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference into this prospectus the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in or omitted from this prospectus or any accompanying prospectus supplement, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We incorporate by reference the documents listed below and all future documents that we file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the Shares:

  our Annual Report on Form 10-K for the year ended July 31, 2022, filed on October 31, 2022;
  our Quarterly Report on Form 10-Q for the quarter ended October 31, 2022, filed on December 15, 2022;
  our Quarterly Report on Form 10-Q for the quarter ended January 31, 2023, filed on March 17, 2023;
  our Current Reports on Form 8-K filed on November 17, 2022, December 16, 2022, January 18, 2023, January 19, 2023, January 23, 2023, January 30, 2023, February 1, 2023 (two reports), February 21, 2023 (three reports), March 27, 2023, and May 12, 2023; and
  our definitive proxy statement filed on January 31, 2023.

We do not, however, incorporate by reference in this prospectus any documents or portions thereof that are not deemed "filed" with the SEC, including any information furnished pursuant to Item 2.02 or Item 7.01 of our Current Reports on Form 8-K unless, and except to the extent, specified in such Current Reports.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered a copy of any of the filings incorporated by reference (other than an exhibit to such filings, unless the exhibit is specifically incorporated by reference into the filing requested) at no cost, if you submit a request to us by writing or telephoning us at the following mailing address, email address or telephone number:

Rise Gold Corp.

Suite 650, 669 Howe Street

Vancouver, British Columbia V6C 0B4

Attn: Eileen Au

eau@jproust.ca

604-260-4577

Copies of these documents may also be accessed free of charge on our website at http://www.risegoldcorp.com.